UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN
of
ARRIS GROUP, INC.
A Delaware Corporation
IRS Employer Identification No. 58-2588724
SEC File Number 000-31254
3871 Lakefield Drive
Suwanee, GA 30024
(678) 473-2000

ARRIS Group, Inc. Employee Savings Plan
Audited Financial Statements and Supplemental Schedule
As of December 31, 2009 and 2008 and for the Year ended December 31, 2009

Report of Independent Registered Public Accounting Firm
The Board of Directors of ARRIS Group, Inc.
     and the Trustees of the ARRIS Group, Inc.
     Employee Savings Plan
We have audited the accompanying statements of net assets available for benefits of the ARRIS Group, Inc. Employee Savings Plan as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2009 and 2008, and the changes in its net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Atlanta, Georgia
June 28, 2010

ARRIS Group, Inc.
Employee Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2009	2008

Assets
Investments, at fair value	$114,488,853	$83,175,457
Contributions receivable:
Employer	380,063	377,919

Net assets available for benefits, at fair value	114,868,916	83,553,376
Adjustment from fair value to contract value for investments in fully benefit-responsive contracts held by the collective trust fund	918,253	1,383,562

Net assets available for benefits	$115,787,169	$84,936,938

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2009

Contributions:
Participants	$9,760,586
Rollovers	1,393,426
Employer	4,258,276

Total contributions	15,412,288

Investment income:
Dividends and interest	1,862,525
Net appreciation in fair value of investments	19,156,549

Total investment income	21,019,074

Transferred from acquired plan	55,248

36,486,610

Deductions from net assets attributable to:
Benefits paid to participants	(5,626,793)
Administrative expenses	(9,586)

Total deductions	(5,636,379)

Net increase in net assets	30,850,231

Net assets available for benefits:
Beginning of year	84,936,938

End of year	$115,787,169

See accompanying notes.

ARRIS Group, Inc.
Employee Savings Plan
Notes to Financial Statements
December 31, 2009
1. Description of the Plan
The following description of the ARRIS Group, Inc. Employee Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description and Plan document for a more complete description of the Plan’s provisions.
General
The Plan, a defined contribution plan covering substantially all employees of ARRIS Group, Inc. (“ARRIS” or the “Company”), is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Effective January 1, 2008, the Company amended the Plan to incorporate the safe harbor provisions under Section 401(k) (12) of the Internal Revenue Code and to adopt recent required regulatory legislation.
Contributions
Participants may contribute up to 50% of their pretax compensation in increments of 0.1%, subject to Internal Revenue Service (“IRS”) limitations. Effective January 1, 2007, the Plan was amended to permit participants to designate all or a portion of their contributions as after-tax Roth contributions.
Under the terms of the Plan, the Company may also make discretionary employer matching-contributions. Effective January 1, 2008, the Company began an employer safe harbor matching Contribution which matches 100% of a participant’s contributions up to the first 3% of compensation contributed to the Plan, plus 50% of the participant’s contributions with respect to the next 2% of compensation contributed to the Plan, for a maximum employer-matching contribution equal to 4% of compensation.
The Plan provides a true-up employer matching contribution to active participants’ accounts if, after the end of the Plan year, it is determined that a participant received less than the maximum percentage of employer-matching contributions required based on the participant’s total contributions for the year.

1. Description of the Plan (continued)
Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s matching contributions, allocable share of investment results, and allocable share of administrative expenses not otherwise paid by the Company. Allocations are based on participant earnings or account balances, as set forth in the Plan documents.
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Employer matching contributions made on and after January 1, 2008, plus actual earnings thereon, are immediately vested at 100%. The Company contribution portion of participant accounts made prior to January 1, 2008, plus actual earnings thereon become fully vested after three years of credited service.
Forfeitures
During 2009, approximately $127,600 of nonvested employer contributions were forfeited by terminated Plan participants. Forfeited balances of nonvested terminated participants’ accounts are used to reduce Company contributions. In 2009, the Company used $154,471 of forfeitures to offset contributions. As of December 31, 2009 and 2008, unallocated assets (e.g., forfeitures) included in investments totaled $22,420 and $47,299, respectively.
Payment of Benefits
Upon termination of service, retirement, death or permanent disability, a participant may receive a lump-sum distribution equal to the nonforfeitable portion of his/her Plan account. The Plan also provides for hardship distributions and, once a participant has attained age 59 1/2, in-service distributions.
Participant Loans
Participants may borrow from their fund accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one to five years or up to ten years for the purchase of a primary residence. Certain loans originating from the C-COR, Incorporated Retirement Savings and Profit Sharing Plan (“Prior Plan”) that were assumed by the Plan in 2008 have longer terms as was permitted under the Prior Plan at the time the loans were made. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, plus 1%, in effect at the time of the disbursement of the loan. Principal and interest are paid ratably through payroll deductions.
Administrative Expenses
Substantially all expenses of administering the Plan are paid through Plan Investments with the exception of certain fees associated with participant loans in which case the fees are paid from the participant’s account balance.
Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. The value of the trust assets and the shares of all participants and beneficiaries

1. Description of the Plan (continued)
will be determined as of the effective date of the termination. Distributions will be made as provided in the Plan document.
2. Summary of Significant Accounting Policies
Basis of Presentation
The Plan’s financial statements have been prepared on the accrual basis of accounting.
New Accounting Pronouncements
In September 2009, the FASB issued Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2009-12”). ASU 2009-12 amended Accounting Standards Codification (“ASC”) 820 Fair Value Disclosures to allow entities to use net asset value (“NAV”) per share (or its equivalent), as a practical expedient, to measure fair value when the investment does not have a readily determinable fair value and the net asset value is calculated in a manner consistent with investment company accounting. The Plan adopted the guidance in ASU 2009-12 for the reporting period ended December 31, 2009 and has utilized the practical expedient to measure the fair value of investments within the scope of this guidance based on the investment’s NAV. In addition, as a result of adopting ASU 2009-12, the Plan has provided additional disclosures related to its Collective trust fund regarding the nature and risks of investments within the scope of this guidance. Refer to Note 3 for these disclosures. Adoption of ASU 2009-12 did not have a material effect on the Plan’s net assets available for benefits or its changes in net assets available for benefits.
Investment Valuation and Income Recognition
The Plan’s investments in the mutual funds and common stock fund are stated at fair value, which is based on quoted market prices on national exchanges as of the last business day of the Plan year. The contract value of participation units owned in the Fixed Fund are based on quoted redemption values, as determined by the Trustee, on the last business day of the Plan year. The fair value of the participation units owned in the Fixed Fund is based on the fair value of the underlying assets. Participant loans are stated at outstanding balances, which approximate fair value.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments
The fair values of individual investments that represent 5% or more of the Plan’s net assets are as follows:

	As of December 31,
	2009	2008

Fixed Fund-Institutional*	18,130,415	18,198,537
Oakmark Equity & Income	7,604,498	6,380,337
American Funds Growth Fund R4	8,546,050	6,004,391
Vanguard 500 Index Signal	—	5,509,284
ARRIS Group, Inc. common stock fund	6,399,931	5,243,343
Blackrock Equity Dividend A	6,017,222	4,822,914
American Funds Cap Wld Growth & Income R4	6,135,407	4,417,656
PIMCO Total Return Admin	7,143,484	4,403,683
Columbia Acorn Z	6,224,109	4,403,616
Wells Fargo Advantage DJ Target 2030	7,205,300	4,188,031
Vanguard Institutional Index	7,764,902	—

*	Fixed Fund-Institutional value is shown at contract value. The fair value was $17,212,162 for December 31, 2009 and $16,814,975 for December 31, 2008.
The Plan’s investments (including investments bought, sold, and held during the year) appreciated in fair value as follows:

Year ended
December 31,
2009

Mutual funds	$16,909,659
Common stock fund	2,241,411

$19,151,070

Fair Value Measurements
The Plan adopted ASC820 — Fair Value Disclosures as of January 1, 2008 for all financial assets and liabilities recognized or disclosed at fair value in the financial statements. The Plan adopted the fair value provisions of ASC 820 for nonfinancial assets and liabilities as of January 1, 2009; however, no such assets or liabilities exist as of the balance sheet date.
Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, the FASB established a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

3. Investments (continued)
Level 1: Quoted prices (unadjusted) in active markets that are accessible at the measurement date for assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.
Level 2: Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.
Level 3: Unobservable inputs are used when little or no market data is available. The fair value hierarchy gives the lowest priority to Level 3 inputs.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
ARRIS Group, Inc, Common Stock Fund
This fund represents employer securities valued at the closing price reported on the active market on which the individual securities are traded. This common stock fund is classified as a Level 1 investment.
Lifecycle Funds
These funds include investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These funds share the common goal of first growing and then later preserving principal and contain a mix of US and international common stocks, US issued bonds and cash. There are currently no redemption restrictions on these investments. The fair values of the investments in this category have been estimated using the net asset value per share. This investment is classified as level 1 within the valuation hierarchy.
Collective Trust Fund
The fair values of investments in collective trusts are valued as determined by the custodian based on their net asset values and recent transaction prices. The investment objectives and underlying investments of the collective trusts vary, with some holding diversified portfolios of domestic or international stocks, some holding securities of companies in a particular industry sectors, some holding short-term and/or medium-term corporate, government and government agency bonds, some holding a blend of asset back securities and corporate bonds, and others holding a blend of various domestic and international stocks. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement. Short-term investments consist of a collective trust with principal preservation as its primary objective. The collective trusts invest primarily in securities traded on nationally recognized securities exchanges and active dealer markets and are classified within level 2 of the fair value hierarchy.
Mutual Funds
The fair value of the mutual funds is determined by obtaining quoted prices on nationally recognized securities exchanges (level 1 input). The investment objective of the registered investment company is a combination of current income and capital growth and holds a diversified mix of domestic and international

3. Investments (continued)
equities, domestic and international investment grade bonds, domestic high-yield bonds, and investment grade money market instruments.
Participant Loans
Participant loans are valued at cost plus accrued interest, which approximates fair value and are classified within Level 3 of the valuation hierarchy.
The following table presents the Plan assets measured at fair value on a recurring basis subject to the disclosure requirements:

	December 31, 2009
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$6,399,931	—	—	$6,399,931
Lifecycle funds	21,553,794	—	—	21,553,794
Collective trust fund	—	17,212,162	—	17,212,162
Mutual funds:
Money market funds	283,173			283,173
Balanced funds	7,604,498	—	—	7,604,498
Blended funds	20,103,964	—	—	20,103,964
Growth funds	15,863,280	—	—	15,863,280
Value funds	9,339,611	—	—	9,339,611
Stable value funds	667,449			667,449
International equities	6,135,407	—	—	6,135,407
Intermediate term bond	7,143,484	—	—	7,143,484
Real estate equity	492,840	—	—	492,840
Loans to Participants	—	—	1,689,260	1,689,260

Total	$95,587,431	$17,212,162	$1,689,260	$114,488,853

	December 31, 2008
	Level 1	Level 2	Level 3	Total
ARRIS common stock fund	$5,243,343	—	—	5,243,343
Lifecycle funds	12,221,989	—	—	12,221,989
Collective trust fund	—	16,814,975	—	16,814,975
Mutual funds:
Money market funds	204,839	—	—	204,839
Balanced funds	6,380,337	—	—	6,380,337
Blended funds	13,431,545	—	—	13,431,545
Growth funds	11,257,737	—	—	11,257,737
Value funds	7,104,716	—	—	7,104,716
International equities	4,417,656	—	—	4,417,656
Intermediate term bond	4,403,683	—	—	4,403,683
Real estate equity	189,355	—	—	189,355
Loans to Participants	—	—	1,505,282	1,505,282

Total	$64,855,200	$16,814,975	$1,505,282	$83,175,457

3. Investments (continued)
The table below includes a roll-forward of the Company’s participant loans that have been classified as a Level 3 in the fair value hierarchy:

Level 3
Estimated fair value January 1, 2009	$1,505,282
Transfers, issuances and maturities, net	183,978

Estimated fair value December 31, 2009	$1,689,260

4. Income Tax Status
The Plan has received a determination letter from the IRS dated May 5, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and the related trust is exempt from taxation. Subsequent to this determination letter by the Internal Revenue Service, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax-exempt.
5. Transactions with Parties-in-Interest
The following transactions qualify as related-party transactions; however, all of these types of transactions are exempt from the prohibited transaction rules:
•	Plan investments included shares of funds managed by Heritage Trust Corporation, who was the Plan’s Trustee, and MFS Retirement Services, Inc., who was the Plan’s record keeper, through March 31, 2008. Effective April 1, 2008, Reliance Trust Company was appointed as the trustee of the Plan. The Harford Retirement Group is now the Plan’s record keeper.

•	The Plan held ARRIS common stock fund valued at $6,399,931 and $5,243,343 at December 31, 2009 and 2008, respectively.

•	Participants have loans from their fund accounts outstanding in the amount of $1,689,260 and $1,505,282 as of December 31, 2009 and 2008, respectively.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

ARRIS Group, Inc.
Employee Savings Plan
EIN: 58-2588724 Plan Number: 002
Schedule H, Line 4(i)
Schedule of Assets (Held at End of Year)
December 31, 2009

		(c)	(e)
	(b)	Description of	Current
(a)	Identity of Issue	Investment	Value

	Dwight Asset Management	Fixed Fund-Institutional	$18,130,415	**
	Oakmark	Oakmark Equity & Income Fund	7,604,498
	American Funds	American Funds Growth Fund R4	8,546,050
	Blackrock	Blackrock Equity Dividend Fund A	6,017,222
	American Funds	American Funds Cap Wld Growth & Income R4	6,135,407
	PIMCO	PIMCO Total Return Admin	7,143,484
	Columbia	Columbia Acorn Fund Z	6,224,109
	Wells Fargo	Wells Fargo Advantage DJ Target 2030 I	7,205,300
	Wells Fargo	Wells Fargo Advantage DJ Target 2020 I	5,674,217
	Davis	Davis New York Venture Fund A	4,638,059
	Thornburg	Thornburg International Value R5	5,049,986
	Columbia	Columbia Mid Cap Value Z	3,322,390
	Wells Fargo	Wells Fargo Advantage DJ Target 2040 I	3,200,674
	Oppenheimer	Oppenheimer Small Midcap Value A	2,651,017
	Wells Fargo	Wells Fargo Advantage DJ Target 2010 I	1,494,378
	Blackrock	Blackrock Small Cap Growth Equity Port A	1,092,949
	Wells Fargo	Wells Fargo Advantage DJ Target 2015 I	1,250,291
	Wells Fargo	Wells Fargo Advantage DJ Target 2035 I	988,130
	Wells Fargo	Wells Fargo Advantage DJ Target 2025 I	1,049,397
	Wells Fargo	Wells Fargo Advantage DJ Target Today I	366,692
	American Century	American Century Real Estate Inv	492,840
	Wells Fargo	Wells Fargo Advantage DJ Target 2045 I	164,817
	Wells Fargo	Wells Fargo Advantage DJ Target 2050 I	159,897
	MFS Investment Management	MFS Lifetime Retirement Income R4	172
	Vanguard	Vanguard Institutional Index	7,764,902
	Prudential	Prudential Stable Value	667,449
*	ARRIS Group, Inc.	Common stock fund	6,399,931
*	ARRIS Group, Inc.	Short Term Investments & Cash	283,173
*	Participants	Loans receivable; interest rates range 4.25% — 10.00%; maturities through 09/02/2037	1,689,260

			$115,407,106

*	Represents a party-in-interest to the Plan

**	Investment presented at contract value
Note: Cost information (column d) has not been included as all investments are participant directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee savings plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized,

ARRIS GROUP, INC. EMPLOYEE SAVINGS PLAN By: Administrative Committee (Plan Administrator)
/s/ Lawrence A. Margolis
Lawrence A. Margolis
Executive Vice President, Administration, Legal, HR, and Strategy, Chief Counsel, and Secretary

Dated: June 28, 2010